SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

AdaptHealth Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00653Q102

(CUSIP Number)

Theodore B. Lundberg

Peloton Equity, LLC

66 Field Point Road, 2nd Floor

Greenwich, CT 06830

(203) 532-8011

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00653Q102

1.	Names of Reporting Persons. Peloton Equity AeroCare SPV I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,220,277
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,220,277
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,220,277
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

The percent of class was calculated based on 136,106,010 shares of Common Stock outstanding as of August 4, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2023.

CUSIP No. 00653Q102

1.	Names of Reporting Persons. Peloton Equity AeroCare SPV II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 211,449
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 211,449
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 211,449
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

The percent of class was calculated based on 136,106,010 shares of Common Stock outstanding as of August 4, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2023.

CUSIP No. 00653Q102

1.	Names of Reporting Persons. Peloton Equity I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 714,055
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 714,055
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 714,055
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

The percent of class was calculated based on 136,106,010 shares of Common Stock outstanding as of August 4, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2023.

CUSIP No. 00653Q102

1.	Names of Reporting Persons. Peloton Equity GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,497,445
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,497,445
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,497,445
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.3% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

The percent of class was calculated based on 136,106,010 shares of Common Stock outstanding as of August 4, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2023.

CUSIP No. 00653Q102

1.	Names of Reporting Persons. Theodore B. Lundberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,527,224
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,527,224
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,527,224
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.3% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

The percent of class was calculated based on 136,106,010 shares of Common Stock outstanding as of August 4, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2023.

CUSIP No. 00653Q102

1.	Names of Reporting Persons. Carlos A. Ferrer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,497,445
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,497,445
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,497,445
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.3% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

The percent of class was calculated based on 136,106,010 shares of Common Stock outstanding as of August 4, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2023.

Explanatory Statement

This Amendment No. 2 amends and supplements the Schedule 13D originally filed by the Reporting Persons on March 15, 2021, as amended (the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”) of AdaptHealth Corp. (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

Item 5(a)-(b). The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 136,106,010 shares of Common Stock outstanding as of August 4, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2023.

Peloton Equity AeroCare SPV I, L.P. (“Peloton AeroCare I”) is the direct beneficial owner of 2,220,277 shares of Common Stock, which in the aggregate represents approximately 1.6% of the outstanding Common Stock.

Peloton Equity AeroCare SPV II, L.P. (“Peloton AeroCare II”) is the direct beneficial owner of 211,449 shares of Common Stock, which in the aggregate represents approximately 0.2% of the outstanding Common Stock.

Peloton Equity I, L.P. (“Peloton Equity I” and together with Peloton AeroCare I and Peloton AeroCare II, the “Peloton Funds”) is the direct beneficial owner of 714,055 shares of Common Stock, which in the aggregate represents approximately 1.1% of the outstanding Common Stock.

Peloton Equity GP, LLC (“Peloton Equity GP”) is the direct beneficial owner of 1,351,664 shares of Common Stock, and as the general partner of the Peloton Funds, may be deemed to beneficially own 3,145,781 shares of Common Stock held by the Peloton Funds, which in the aggregate represents approximately 3.3% of the outstanding Common Stock.

Mr. Lundberg is the direct beneficial owner of 29,779 shares of Common Stock. In addition, Mr. Lundberg and Mr. Ferrer, as the managing members of Peloton Equity GP, may be deemed to beneficially own the shares held directly by the Peloton Funds and Peloton Equity GP.

The above percentages of beneficial ownership were determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

Item 5(c). On August 10, 2023, each of Peloton AeroCare I, Peloton AeroCare II and Peloton Equity I distributed to their limited partners and sole general partner, Peloton Equity GP, pro rata and without consideration, an aggregate of 2,220,278 shares, 211,449 shares and 714,054 shares, respectively, of Common Stock. In connection with the distributions described herein, Peloton Equity GP received 675,832 shares of Common Stock.

Item 5(d). Not applicable.

Item 5(e). As of August 10, 2023, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2023

PELOTON EQUITY AEROCARE SPV I, L.P. By: Peloton Equity GP, LLC General Partner

By:	/s/ Theodore B. Lundberg
Theodore B. Lundberg Managing Member

PELOTON EQUITY AEROCARE SPV II, L.P. By: Peloton Equity GP, LLC General Partner

By:	/s/ Theodore B. Lundberg
Theodore B. Lundberg Managing Member

PELOTON EQUITY I, L.P. By: Peloton Equity GP, LLC General Partner

By:	/s/ Theodore B. Lundberg
Theodore B. Lundberg Managing Member

PELOTON EQUITY GP, LLC

By:	/s/ Theodore B. Lundberg
Theodore B. Lundberg Managing Member

/s/ Theodore B. Lundberg
THEODORE B. LUNDBERG

/s/ Carlos A. Ferrer
CARLOS A. FERRER